Exhibit 99.1

ElectraMeccanica Gaining Strong Interest from Expanded Retail Locations, Nears Decision on U.S. Assembly Facility and Announces Q1 “SOLO Drive Tour”

VANCOUVER, British Columbia, Dec. 28, 2020 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles, today provided an update on the opening of six (6) new retail locations this past Fall. In addition, Company management has issued a status report regarding its decision on the site search for a U.S.-based assembly and engineering technical facility. ElectraMeccanica is also announcing an early-adopter test drive program called the “SOLO Drive Tour” as part of the expansion of its ongoing integrated marketing campaign.

Since October, ElectraMeccanica has opened six (6) new retail locations in: San Diego, CA; Brea, CA; Scottsdale, AZ; Glendale, AZ; Santa Clara, CA and Walnut Creek, CA. All retail storefronts are fully operating and have expanded the Company’s existing footprint from four (4) to 10 locations in five (5) key markets with more announcements planned for 2021.

“We have been encouraged by the success of our ongoing retail awareness campaign and the overwhelmingly positive response from consumers, especially in our new locations,” said Rivera. “The strong early performance we’re seeing speaks to a readiness in the broader market for the SOLO as a solution that addresses urban driving challenges. As we emerge from the pandemic, we believe the SOLO is uniquely positioned to provide owners a safe, reliable and completely self-contained transportation alternative.”

The Company is also providing a status report regarding its decision for a U.S. assembly facility and engineering technical center location.

Rivera added: “Regarding our site selection decision for an assembly plant, representatives from the two finalist locations in Tennessee and Arizona have been overwhelming in their enthusiasm for this project,” added Rivera. “Their detailed plans to develop the SOLO ecosystem have presented us with exciting opportunities that we continue to evaluate with the latest updated proposals being received as recently as last week. One of the key considerations in making this decision is to ensure for the viability and support for our overall vision of a SOLO ecosystem and pilot test program. Our ultimate selection will mean a long-term commitment for both sides. We look forward to making a formal announcement early in the new year and appreciate the patience and consideration of all interested parties while we work to do so.”

As previously announced, the Company has been introducing extensive and multi-channel new marketing initiatives intended to boost awareness of the ElectraMeccanica brand and the SOLO EV. As part of a broader campaign that will be introduced in the first quarter of 2021, the Company will debut their exclusive early adopter “SOLO Drive Tour.” The invitation-only events in selected markets will include individualized test-drives for early reservation holders to provide these first customers with the opportunity to look, see and “Drive SOLO.” These demonstrations, which will be conducted in accordance with all local COVID-19 safety protocols, will be hosted at new and existing retail locations including a kickoff event scheduled for Scottsdale, AZ in January followed by events at California and other locations later in the quarter subject to local and state government orders.

The SOLO is a purpose-built, three-wheeled, all-electric solution for the urban environment. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO features front and rear crumple zones, side impact protection, roll bar, torque-limiting control, as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500. The SOLO is currently available for pre-orders at https://electrameccanica.com/product/solo-reservation/.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Company Contact
Ms. Bal Bhullar, CPA, CGA, CRM
Chief Financial Officer & Director
(604) 428-7656
Bal@electrameccanica.com

Investor Relations Contact
Gateway Investor Relations
Matt Glover and Tom Colton
(949) 574-3860
SOLO@gatewayir.com

Public Relations Contact
Amy Pandya
R&CPMK
(310) 967-3418
amy.pandya@rogersandcowanpmk.com

Source: ElectraMeccanica Vehicles Corp.

Released December 28, 2020